Filed by Polestar Automotive Holding UK Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Form F-4 File No. (333-260992)

Subject Companies:

Polestar Automotive Holding UK Limited

Gores Guggenheim, Inc.

(Commission File No. 001-40265)

Polestar posted the following statement on March 7, 2022 on its website. The statement can also be accessed here: https://about.polestar.com/investor-relations/polestar-board

***

Upon planned listing, the expected Board of Directors

Håkan Samuelsson

Håkan Samuelsson is chairman of the Polestar board, and the executive credited with the transformation of the Volvo Car Group over the last decade.

Håkan joined Volvo Car Group in 2010 and was made President and CEO in 2012. He has overseen a repositioning of the brand, significant growth and a successful IPO, listing the car group on the Stockholm NASDAQ.

An early career built internationally across commercial vehicle manufacturer Scania culminated in 2000 when Mr Samuelsson joined MAN Nutzfahrzeuge. He was subsequently appointed CEO of MAN Group where built a more efficient organization with a more focused product portfolio. Håkan serves on the boards of both Ideella föreningen Teknikarbetsgivarna i Sverige and Ideella föreningen Teknikföretagen i Sverige.

Håkan holds a Master of Science in Mechanical Engineering from KTH Royal Institute of Technology, Sweden.

Thomas Ingenlath

Thomas Ingenlath is the CEO of Polestar. An internationally recognised vehicle designer, he has held leadership positions with Volvo Car Group and Volkswagen Group.

Thomas was appointed Chief Executive Officer of Polestar in 2017 and has led the Polestar brand from conception and launch to becoming operational, with vehicles on the road across three continents.

Prior to joining Volvo, Thomas built 20 years’ experience working in top design positions at Audi, Volkswagen and Škoda. These roles culminated in his appointment as Director for Design at the Volkswagen Design Centre in Potsdam, designing for all brands of the Volkswagen Group.

Thomas holds a Diploma in Transportation Design from Fachhochschule für Gestaltung in Pforzheim and a Master of Art, Vehicle Design from the Royal College of Art in London.

Carla De Geyseleer

Carla De Geyseleer is an experienced international leader and CFO with more than 20 year’s experience across leading global corporations in different industries.

Carla was most recently CFO of the Volvo Cars Group, and previously CFO of Société Génerale de Surveillance (“SGS”) in Geneva. Before that, she was CFO of Vodafone Libertel B.V., and of the logistics company DHL Express Benelux, both located in the Netherlands.

Today Carla is an advisor and board member, appointed as Non Executive Director and Chair of the Audit Committee of Hilti AG as well a member of the Advisory Board of the University of Geneva.

Carla De Geyseleer holds a degree in Economic and Financial Sciences from Economische School Sint Aloysius and an Executive MBA from IMD, the Institute for Management Development in Lausanne, Switzerland.

Donghui (Daniel) Li

Daniel Li combines experience from key accounting, financing and corporate management positions in China and now leads Zhejiang Geely Holding Group Co. Ltd., the global mobility technology group, as CEO.

Previously Daniel has served as CFO and General Manager for various companies including Guanxi Liugong Machinery Co. Ltd, China Academy of Post and Telecommunication, Cummins Inc. and BMW Brilliance Automotive Ltd.

Daniel Li holds a number of board positions notably Chairman of the Board of Lotus Group International Limited. Board member of Saxo Bank A/S, Proton Holdings Berhad and Lynk & Co Investment Co., Ltd. He is also an Independent Board member of YTO Express (International) Holdings Ltd.

Daniel holds a Bachelor of Philosophy from the Renmin University of China, a Master of Management Engineering from the Beijing Institute of Machinery Industry, China and Master of Business Administration from the Kelly School of Business at Indiana University, United States.

David Richter

David Richter combines wide experience in high-growth technology companies, with leadership across business development, corporate development, legal, finance and product teams. David is currently Vice President, Business and Corporate Development at DoorDash, a brand aiming to become the premier local commerce logistics platform. He has worked in micro-mobility, serving as the Chief Business Officer for Lime, where he was also interim CFO.

David Richter was Uber’s Vice President, Global Head of Business and Corporate Development and led the business development, corporate development and experiential marketing teams. David holds a J.D. from Yale Law School and a B.A. from Cornell University.

Zhe (David) Wei

David Wei is an entrepreneurial leader with over 20 years of management experience across investment and operations in China.

In 2011, David founded Vision Knight Capital with assets under management (AUM) of over 16 billion RMB and both USD and RMB funds. Recent investments include Smoore, Pop Mart, Anker and Guoquan.

Prior to founding Vision Knight Capital, David was the CEO of Alibaba.com. Alibaba is a global leading E-commerce company, and David successfully led the listing of Alibaba Limited on the Hong Kong stock exchange in 2007. Prior to this, David was CFO then CEO of B&Q China, a leading home improvement retailer in Europe and Asia. Under David’s leadership, B&Q China grew to become China ‘s largest home improvement retailer.

David holds a Bachelor‘s degree in International Business Management from Shanghai International Studies University and is a graduate of the corporate finance program at the London Business School.

James (Jim) Rowan

Jim Rowan has served and led some of the largest electronic manufacturing and consumer technology brands in the world and has recently transferred this expertise to the automotive industry.

Jim Rowan is the incoming CEO of Volvo Car Group, one of the co-founders of Polestar and a majority shareholder. He joined the automotive brand in 2022 from Ember Technologies, a world leader in precise temperature control, where Jim served as CEO of Ember Consumer & President of Ember Healthcare while also holding a place on the Group’s board. Jim was previously CEO of consumer technology company Dyson, a business he led through significant technological, commercial and market growth, and before that Jim was the COO for Blackberry for five years.

Jim studied Mechanical & Production Engineering and Electrical & Electronic Engineering at Glasgow Caledonian University and Glasgow School of Technology, and holds an MSc in Business with Supply Chain Management and Logistics from Northumbria University.

Karen Francis

Karen Francis has extensive operational and leadership experience as a CEO, director, strategic advisor, and investor, with a deep knowledge of corporate governance and a strong track record of successfully building businesses across multiple industries.

Karen’s career spans fast moving consumer goods , management consulting and a tenure in the automotive industry that culminated in her appointment as General Manager of the Oldsmobile division of General Motors and subsequently a Vice President of Ford Motor Company, where she led the corporate venture capital group.

Today Karen is Chair of both Vontier, focused on mobility and transportation businesses, and CelLink engineers of high-conductance, large area circuits for the clean power revolution. She is deeply engaged in the mobility and transportation technology ecosystem as an independent director for a number of private-equity and venture-capital funded companies in Silicon Valley. Karen holds an MBA from Harvard Business School and a BA in Economics from Dartmouth College, where she served on the Board of Trustees for nine years. She also serves on the Board of Positive Coaching Alliance and a Trustee of PGA Reach, the PGA of America foundation.

Dr. Karl-Thomas Neumann

Dr. Karl-Thomas Neumann is well known for his achievements as an automotive industry executive, CEO and Chairman, leading brands as significant as Opel and Continental AG. Karl Thomas built a career spanning both automotive supplier and OEM brands, in Europe and in China. He has served as Chairman of the Board and President of Opel. In addition, he was also General Motors Executive Vice President & President Europe as well as a member of the GM Executive Committee. Previously Karl Thomas was with Volkswagen AG, where he was CEO and Vice President of Volkswagen Group China in Beijing.

Today Dr. Neuman is founder of KTN, an organisation created to support the transformation towards E-Mobility. He consults and actively invests in companies that are looking to help shape an electric future, while also sitting on the boards of various organisations. Notably he is Chairman of Autobrains Technologies a provider of solutions for the next generation of vehicles and mobility.

Dr. Karl-Thomas Neumann holds a doctorate in electrical engineering from the University of Dortmund.

Forward-Looking Statements

Certain statements on this page of Polestar’s website (the “Statement”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Gores Guggenheim, Inc. (“Gores Guggenheim”), Polestar Performance AB and/or its affiliates (the “Company”) and Polestar Automotive Holding UK Limited (“ListCo”). For example, projections of future Adjusted EBITDA or revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Gores Guggenheim and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the proposed business combination between Gores Guggenheim, the Company and ListCo and the other parties thereto (the “Business Combination”); (2) the outcome of any legal proceedings that may be instituted against Gores Guggenheim, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Gores Guggenheim, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) risks associated with changes in applicable laws or regulations and the Company’s international operations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the Company’s ability to maintain agreements or partnerships with its strategic partners Volvo Cars and Geely and to develop new agreements or partnerships; (13) the Company’s ability to maintain relationships with its existing suppliers and strategic partners, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; (14) the Company’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (15) the Company’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (16) delays in the design, manufacture, launch and financing of the Company’s vehicles and the Company’s reliance on a limited number of vehicle models to generate revenues; (17) the Company’s ability to continuously and rapidly innovate, develop and market new products; (18) risks related to future market adoption of the Company’s offerings; (19) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (20) the Company’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to the Company by its partners in order for the Company to be able to increase its vehicle production capacities; (21) risks related to the Company’s distribution model; (22) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on the Company’s future business; (23) changes in regulatory requirements, governmental incentives and fuel and energy prices; (24) the impact of the global COVID-19 pandemic on Gores Guggenheim, the Company, the Company’s post business combination’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and (25) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Gores Guggenheim’s final prospectus relating to its initial public offering (File No. 333-253338) declared effective by the SEC on March 22, 2021, and other documents filed, or to be filed, with the SEC by Gores Guggenheim or ListCo, including the Registration/Proxy Statement. There may be additional risks that neither Gores Guggenheim, the Company nor ListCo presently know or that Gores Guggenheim, the Company or ListCo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Statement should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Gores Guggenheim, the Company nor ListCo undertakes any duty to update these forward-looking statements.

Additional Information

In connection with the proposed Business Combination, (i) ListCo has filed with the SEC a Registration/Proxy Statement, and (ii) Gores Guggenheim will file a definitive proxy statement relating to the proposed Business Combination (the “Definitive Proxy Statement”) and will mail the Definitive Proxy Statement and other relevant materials to its stockholders after the Registration/Proxy Statement is declared effective. The Registration/Proxy Statement will contain important information about the proposed Business Combination and the other matters to be voted upon at a meeting of Gores Guggenheim stockholders to be held to approve the proposed Business Combination. This Statement does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or other investment decisions, securityholders of Gores Guggenheim and other interested persons are advised to read, the Registration/Proxy Statement and the amendments thereto and the Definitive Proxy Statement and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Gores Guggenheim, the Company,

ListCo and the Business Combination. When available, the Definitive Proxy Statement and other relevant materials for the proposed Business Combination will be mailed to stockholders of Gores Guggenheim as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the Registration/Proxy Statement, the Definitive Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Gores Guggenheim, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Gores Guggenheim and certain of its directors and executive officers may be deemed participants in the solicitation of proxies from Gores Guggenheim’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in Gores Guggenheim is set forth in Gores Guggenheim’s filings with the SEC (including Gores Guggenheim’s final prospectus related to its initial public offering (File No. 333-253338) declared effective by the SEC on March 22, 2021), and are available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Gores Guggenheim, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the interests of such participants is contained in the Registration/Proxy Statement.

The Company and ListCo, and certain of their directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Gores Guggenheim in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is included in the Registration/Proxy Statement.

No Offer and Non-Solicitation

This Statement is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Gores Guggenheim, the Company or ListCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.